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                           April 16, 2021

       Louis J. Arcudi, III
       President and Chief Executive Officer
       Millendo Therapeutics, Inc.
       110 Miller Avenue, Suite 100
       Ann Arbor, MI 48104

                                                        Re: Millendo
Therapeutics, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 13,
2021
                                                            File No. 333-255198

       Dear Mr. Arcudi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jeffrey
Gabor at 202-551-2544 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Stuart M. Falber, Esq.